SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: July 21, 2009
IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐      Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐      No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .)
Enclosed:
Press Release

July 21, 2009
Ivanhoe Mines schedules negotiations with Government of Mongolia to settle an investment agreement for the Oyu Tolgoi Project
ULAANBAATAR, MONGOLIA —— Ivanhoe Mines President John Macken said today that the company has accepted an invitation from the Government of Mongolia to resume negotiations on July 27 aimed at concluding an Investment Agreement for the Oyu Tolgoi copper-gold development project.
The Mongolian Parliament voted on July 16 to authorize the Government to conclude a long-term, definitive Investment Agreement with Ivanhoe Mines and Rio Tinto for the development and operation of the Oyu Tolgoi mining complex.
The Government of Mongolia has indicated in a letter to Ivanhoe Mines and its strategic partner, Rio Tinto, that it will work with the companies to reach an agreement that is “mutually beneficial, fair and sustainable.”
Ivanhoe Mines shares are listed on the Toronto, New York and NASDAQ stock exchanges under the symbol IVN.
Information contacts
Investors: Bill Trenaman 1-604-688-5755
Media: Bob Williamson 1-604-331-9880

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: July 21, 2009	By:	/s Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary